Dreman/Claymore Dividend & Income Fund
N-SAR Exhibit 77D
October 31, 2006


CHANGE IN INVESTMENT POLICY
Effective September 20, 2006, a non-fundamental investment objective was changed allowing the Fund to invest up to 20% of its total assets in U.S.
dollar-denominated securities of foreign issuers. The Fund was previously limited to 15% of its total assets.